EX-099

                          THE ALGER INSTITUTIONAL FUND
                          ----------------------------

SUB-ITEM 77E: Legal Proceedings

The Office of the New York State Attorney General, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth and the United States Securities and Exchange Commission ("SEC") have served subpoenas and/or made inquiries concerning practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. In response to these subpoenas and inquiries, Fred Alger Management, Inc. ("FAM") and its counsel have been investigating certain shareholder trading practices, both in The Alger Institutional Fund and in other mutual funds that FAM manages (the "Funds").

On October 16, 2003, the SEC commenced and settled a civil proceeding against a former vice chairman of FAM's immediate parent, in connection with alleged market timing arrangements with certain investors in The Alger Fund. That settlement specifically provided: "The findings herein are made pursuant to [the former vice chairman's settlement] Offer and are not binding on any other person or entity in this or any other proceeding." Neither FAM nor any of the Funds was a party to this proceeding.

On October 31, 2003, Peter D. DeMayo, as Custodian for James Liam DeMayo, identifying himself as a shareholder of Spectra Fund, filed a purported class action lawsuit against, among others, The Alger Fund, Spectra Fund, various portfolios of The Alger Fund, FAM and the former vice chairman (the "Fund Defendants") in the United States District Court for the Southern District of New York (Civil Action No. 03 CV 8627 (HB)), and served the complaint in the lawsuit on FAM and the Fund Defendants on November 10, 2003. The suit, based primarily upon the SEC settlement with a former vice chairman, alleges, among other things, that the Fund Defendants made false and misleading statements in their prospectuses in violation of Section 11 of the Securities Act of 1933, that other defendants violated the "control person" provisions of Section 15 of the Securities Act and Section 20(a) of the Securities Exchange Act of 1934, that all defendants committed fraud in violation of Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder, and that FAM breached a fiduciary duty to plaintiffs. The lawsuit seeks, among other things, compensatory damages, recovery of advisory fees paid to FAM, and payment of the plaintiffs' counsel and expert fees.

Other related class actions have been filed in the U.S. District Court for the Southern District of New York making substantially similar allegations to those contained in the DeMayo lawsuit: BILLMAN V. FRED ALGER MANAGEMENT, INC., ET AL., 03 CV 9167 (SAS); BUHS V. FRED ALGER MANAGEMENT INC., 03 CV 8959 (HB); FRIEDMAN
V. ALGER SMALL PORTFOLIO, ET AL., 03 CV 9426 (HB); GARFIELD V. FRED ALGER MANAGEMENT INC., ET AL., Civil Action No. 03 CV 9239 (RJH); HENZEL V. ALGER SMALL PORTFOLIO, ET AL., 03 CV 8747 ((HB); and JOHNSON V. ALGER SMALL PORTFOLIO, ET AL., 03 CV 9858 (HB). Certain portfolios of The Alger Institutional Fund are named as defendants in the BILLMAN and BUHS actions.

All these related class actions will be consolidated in accordance with the provisions of the Private Securities Litigation Reform Act.

On November 25, 2003, plaintiff, Michael Bernstein, as custodian for Judith Bernstein, commenced an action derivatively on behalf of "the Alger Funds" against FAM, the former vice chairman of its parent and Veras Management Partners, LLP in the U.S. District Court for the Eastern District of New York (03 CV 5958 (Wexler, J.)). In this shareholder derivative action, plaintiff seeks to recover monies on behalf of "the Alger Funds" for the purportedly wrongful conduct of defendants, including an alleged violation of Section 36 of the Investment Company Act by FAM and the former vice chairman and an alleged breach of fiduciary duty by FAM and the former vice chairman.